Exhibit (a)(9)

                  Notice Sent to Employees on December 10, 2001 by E-Mail Following Expiration of the Offer

From:     Steve Mitchell

Sent:     Monday, December 10, 2001

To:       Company

Subject: Announcement of Expiration of Offer to Exchange and Exercise Price and Date of Grant of New Options

Today we are pleased to announce that we have accepted all old options to purchase common stock validly tendered for exchange pursuant to our Offer to Exchange dated November 5, 2001 and not withdrawn prior to 9:00 p.m. Pacific Standard Time on December 7, 2001.

We are currently in the process of determining the number of old options to purchase common stock that were tendered for exchange in the offer. We will announce shortly the total number of old options tendered for exchange and the number of new options we will issue in exchange for those old options.

The new options will have an exercise price of One Dollar and Eleven Cents ($1.11) per share and a date of grant of December 7, 2001. The exercise price per share was determined based on the lower of $1.43 (the closing price for our common stock on November 20, 2001) or the closing price for our common stock on December 7, 2001, each as reported by the Nasdaq National Market System. The date of grant for the new options was determined based upon the date from which the exercise price was chosen.

By Friday, December 14, 2001, we will distribute new option agreements to each employee who validly tendered old options for exchange.